UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): **January 8, 2013**

WaferGen Bio-systems, Inc.

(Exact name of registrant as specified in its charter)

Nevada	**000-53252**	**90-0416683**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7400 Paseo Padre Parkway, Fremont, CA	**94555**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code): **(510) 651-4450**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On January 8, 2013, WaferGen Bio-systems, Inc. (the "Company") issued a press release announcing the successful completion of a proof-of-concept study using its newly-developed proprietary nano-qPCR technology for sample preparation prior to targeted re-sequencing on Next-Gen platforms. A copy of the press release issued by the Company is attached hereto as Exhibit 99.1.

The information in this Current Report on Form 8−K, including Exhibit 99.1, shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except as we may specifically state in any such filing.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Description
99.1	Press release issued on January 8, 2013


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


WaferGen Bio-systems, Inc.


Date: January 8, 2013

By: /s/ JOHN HARLAND
         John Harland
         Chief Financial Officer

EXHIBIT 99.1

January 8, 2013
FOR IMMEDIATE RELEASE

WaferGen Bio-systems Announces Highly Successful Initial Customer Testing of Its Previously Unannounced Novel Target Enrichment Technology for Next-Gen Sequencing (NGS)

Superior and Uniform Coverage Should Help Facilitate Clinical Applications of NGS

FREMONT, Calif., January 8, 2013 /PRNewswire/ -- WaferGen Bio-systems, Inc. (OTCBB: WGBS) today announced the successful completion of a proof-of-concept study using its newly-developed proprietary nano-qPCR technology for sample preparation prior to targeted re-sequencing on Next-Gen platforms. The results can be viewed in white paper form at:
http://www.wafergen.com/wp-content/uploads/2013/01/TargetEnrchmnt_NGS_WPf.pdf

Target enrichment with uniform coverage approaching 100% is difficult to achieve with current methods and represents a potentially very large unmet need in the fast-developing market for clinical sequencing. Future implementations of routine sequencing in diagnostic testing will require clinical labs to get as close to this goal as possible. WaferGen's proprietary approach to solving this challenge is based on massively parallel PCR reactions, where amplification is cleaner and better controlled, thereby providing superior coverage and uniformity.

"One of the main challenges in conducting accurate and efficient targeted re-sequencing using next-gen methods is the target enrichment step. The key goal of complete and uniform coverage is often elusive when relying on the most frequently used methods of highly multiplexed PCR and/or target capture. In our study, we have successfully tested a new type of WaferGen's high-density chip and related system components, on which one is able to enrich hundreds to thousands of target regions by amplifying each target in an individual PCR reaction, thereby avoiding multiplexing interference. In a typical run, excellent sensitivity was reached (covering 96.7% and 97.3% of the targets >40 fold and >10 fold, respectively), while uniform coverage was obtained (>93.4% of the targets fell within a 10 fold difference in coverage). We plan to expand the evaluation and development of this application on WaferGen's platform." stated Dr. Jo Vandesompele, Professor of Functional Genomics and Applied Bioinformatics at Ghent University and the lead author of the study.

Based on the encouraging initial results from Ghent University, as well as similarly promising results from a second alpha unit at a major US medical research institution, the Company plans to deploy significant available resources behind the rapid refinement and commercialization of this potentially frame-breaking technology. It is contemplated that existing system components will be complemented by a low-cost cycler and a simple sample dispenser that will allow the technology to be cost-effectively deployed even at smaller labs. This technology will add important utility to the SmartChip System, which already offers a wide array of nano-qPCR applications with best-in-class flexibility, high levels of sensitivity and dynamic range without the need for pre-amplification, and a very low cost per reaction.

About WaferGen and the SmartChip Real-Time PCR System

WaferGen Bio-systems, Inc. is an innovative life science company that offers the SmartChip Real-Time PCR System—a next-generation genetic analysis platform for profiling and validating molecular biomarkers. It provides a range of high-throughput capabilities including microRNA and mRNA gene expression profiling as well as single nucleotide polymorphism (SNP) genotyping.

For additional information, please see http://www.wafergen.com

Forward Looking Statements

This press release contains certain "forward-looking statements." Such statements include statements relating to the expected benefits to the Company of using nano-qPCR technology for target enrichment sample preparation prior to targeted re-sequencing on next-gen platforms, and other statements relating to future events that are not historical facts, including statements which may be preceded by the words "will," "believes" or similar words. Forward-looking statements are not guarantees of future performance, are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from the expectations contained in the forward-looking statements. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission, including the Company's Annual Report on Form 10-K for the year ended December 31, 2011. Security holders are urged to read these documents free of charge on the SEC's web site at www.sec.gov. The Company does not undertake to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

WaferGen Contact:

John Harland
john.harland@wafergen.com
510-780-2395